Exhibit 2.1

Share Certificate

Certificate Number	Number of Shares

Pitanium Limited

Incorporated under the Law of the British Virgin Islands

(Company NO. 2160599)

Authorized share capital is US$50,000 divided into 500,000,000 shares with a par value of US$0.0001 each.

This is to certify that [Name] of [Address] is the registered holder of [Number] [Share Class] shares of [Value] each, being [partly paid to the extent of [amount in words] [amount in numerals] per share]]/[fully paid][and numbered [number]] in the above-named company, subject to the memorandum and articles of association of the Company.

GIVEN under the Common Seal of the said Company this [date].

The Common Seal of the Company was hereunto affixed.